EXHIBIT 99.10

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

In accordance with Rule 438 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby consents to being named as a director nominee and impending board member of Seitel, Inc. (the “Company”) in the Company’s Registration Statement on Form S-1 (Registration No. 333-113446) and in all amendments (including post-effective amendments) thereto.

The undersigned hereby further consents to being named as a director nominee and impending board member of the Company in the Company’s preliminary and final offering memorandum in connection with its proposed institutional private placement of senior unsecured notes due 2014 to be conducted pursuant to Rule 144A and Regulation S under the Securities Act (including any amendments or supplements thereto).

Dated: March 24, 2004

/S/ C. ROBERT BLACK